

August 1, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Mr. James Braun
Chief Financial Officer
MRC Global Inc.
Fullbright Tower
1301 McKinney Street, Suite 2300
Houston, Texas 77010

> **Re:** **MRC Global Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **File No. 1-35479**

Dear James Braun:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2015</u>

<u>Critical Accounting Estimates, page 38</u>

<u>Impairment Testing – Long-Lived Assets, Goodwill and Other Indefinite- Lived Intangible Assets – page 38</u>

<u>General</u>

1. With regard to the impairment testing of your long-lived assets, goodwill and indefinite-lived intangible assets, you disclose that while you believe your assumptions and estimates are reasonable, the actual results may differ materially from the projected results. For each of these assets, please expand your disclosures to provide the specific facts and circumstances that could reasonably occur and result in a change in the

assumptions used in (i) your undiscounted cash flow analysis related to your long-lived assets and (ii) your estimated fair value of each reporting unit and trade name that could result in the recognition of a material impairment charge. Ensure you discuss the degree of uncertainty associated with key assumptions underlying your estimates that have the reasonable possibility of changing and could lead to a material impairment charges in the future. Please refer to Item 303(a)(3) of Regulation S-K, Sections 216, 501.02, 501.12.b.3 and 501.14 of the Financial Reporting Codification, and SAB 5:P.4 for guidance. To the extent necessary, please also address this comment in your quarterly filings as required by Financial Reporting Codification Section 501.05.

Impairment of Long-Lived Assets, page 38

2. You disclose that in December 2015, you performed an impairment test and determined that certain long-lived assets within your International Segment were impaired. Please expand your disclosures to address the following:
   - Identify the specific asset groups that you tested for impairment. For any asset group for which the undiscounted cash flows did not substantially exceed its carrying value, please identify (i) that asset group, (ii) disclose its carrying value and (ii) explain the extent to which you believe the carrying value of these asset groups are at risk for future impairment;
   - It appears from disclosures elsewhere in your filing that the "certain long-lived assets" within your International segment that were impaired related to your customer base intangible assets. Please clarify and disclose the current carrying value of these assets within your International segment so that readers can assess the remaining carrying value that may be at risk for future impairment; and
   - In light of the fact that you recognized an impairment of your customer base intangible assets within your International segment, please differentiate the nature of the economic environment in which the Canada and U.S. segments operated such that an impairment of customer base intangible assets, if any, within those segments was not necessary.

3. In an effort to provide investors with better insight into management´s judgments in accounting for property, plant and equipment, please disclose the following:
   - How you group long-lived assets for impairment and your basis for that determination;
   - How you determine when property, plant and equipment should be tested for impairment and how frequently you evaluate the types of events and circumstances that may indicate impairment;
   - Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets; and
   - For any asset groups for which the undiscounted cash flows did not substantially exceed the carrying value, please disclose the carrying value of the asset groups and explain the extent to which you believe the carrying value of these asset groups are at risk for future impairment.

Goodwill and Other Indefinite-Lived Intangible Assets, page38

4. We note you completed an interim impairment test for indefinite-lived intangible assets as of December 31, 2015 and this test resulted in an impairment charge of $128 million. Please expand your disclosures to address the following:
   - It appears from disclosures elsewhere in your filing that this impairment charge related to your trade name within your U.S. segment. Please clarify and disclose the current carrying value of this asset within your U.S. segment so that readers can assess the remaining carrying value that may be at risk for future impairment; and
   - In light of the fact that you recognized an impairment of your trade name within your U.S. segment, please differentiate the nature of the economic environment in which the Canada and International segments operated such that an impairment of a trade name intangible asset, if any, within those segments was not necessary.

5. In light of the impairment charges you have taken in your US and International reporting units, to the extent these reporting units do not have fair values that are substantially in excess of fair value, please provide the following disclosures:
   - The percentage by which fair value exceeded carrying value as of the date of the most recent test;
   - The amount of goodwill allocated to the reporting unit;
   - A description of the methods and key assumptions used and how the key assumptions were determined;
   - A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
   - A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions; and
   - A description of the specific facts and circumstances that could reasonably occur and result in a change in the assumptions used to estimate the fair value of each reporting unit and result in the recognition of a material impairment charge.

Note 12 – Employee Benefits, page F-22

6. Certain of your equity grants issued under your compensation plans appear to have market conditions as defined by ASC 718-10-20. If so, please confirm that you account for these awards in accordance with ASC 718-30-14 and revise your disclosures to clarify. If not, please explain the basis for your accounting.

Note 15-Fair Value Measurements, page F-27

7. Please provide the disclosures required by ASC 820-10-50-2 and ASC 820-10-55-100 with regard to assets that are measured at fair value on a non-recurring basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Jeanne Baker, Staff Accountant, at (202) 551- 3691 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence Craig Slivka, Special Counsel, at (202) 551-3729 with legal related questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction